Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION

Aerostar International, Inc.	South Dakota, USA

GTH, Inc. (formerly known as Glasstite, Inc.)	Minnesota, USA

Raven Industries Canada, Inc.	Nova Scotia, CANADA

Raven Industries GmbH	Solothurn, SWITZERLAND